Exhibit 99.1

For Immediate Release

DAIICHI SANKYO COMPANY, LIMITED

Lead Chemical Co., Ltd.

Percutaneous Absorption-Type Analgesic and Anti-inflammatory Drug Loxonin Poultice 100mg to Go on Sale

Tokyo, May 22, 2006 — The percutaneous absorption-type analgesic and anti-inflammatory preparation Loxonin poultice 100mg (generic name: loxoprofen sodium) which was jointly developed by Lead Chemical Co., Ltd. (hereafter Lead Chemical; President: Masao Mori; Headquarters: Toyama City, Toyama Prefecture) and a DAIICHI SANKYO COMPANY, LIMITED group subsidiary Sankyo Co., Ltd. (hereafter Sankyo; President: Yasuhiro Ikegami; Headquarters: Tokyo) will go on sale May 23. The drug was approved for manufacture and sale on January 23, 2006, and was placed on the National Health Insurance drug price list on April 28. This preparation will be manufactured by Lead Chemical and sold by Sankyo.

Loxonin poultice 100mg is a hydrophilic preparation containing the same constituents as Loxonin pills and Loxonin powder which are the leading brands among orally administered analgesic and anti-inflammatory drugs. As it is the first poultice for application once per day among poultice preparations containing nonsteroidal anti-inflammatory drugs (NSAIDs), we anticipate an improvement in user compliance.

We are confident that this new addition to the Loxonin brand, which is a long-standing top brand in the market, will further contribute to analgesic and anti-inflammatory drug treatment.

Product Outline

(Release date: May 23, 2006)

Dosage form	Percutaneous absorption-type analgesic and anti-inflammatory poultice

Product name	Loxonin poultice 100mg (generic name: loxoprofen sodium)

Drug price	53.50 yen/sheet (announced April 28, 2006)

Efficacy	Relieves pain and inflammation occurring from the following illnesses and symptoms: degenerative arthritis, muscle pain, swelling and pain caused by external injury

Dosage	Apply the poultice to the affected area once per day.

Remarks	Manufacture and sales: Lead Chemical Co., Ltd. Sales: Sankyo Co., Ltd.

For additional information, please contact:

DAIICHI SANKYO COMPANY, LIMITED

Corporate Communications Department

3-5-1 Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8426, Japan

Tel: 03-6225-1126

Fax: 03-6225-1132

Lead Chemical Co., Ltd.

Himata 77-3

Toyama City, Toyama Prefecture 930-0912, Japan